Canadian Office:
                                                            779 Industrial Blvd.
                                                            Blainville, Quebec
                                                            J7C 3V3
                                                            Tel:  450 434-6432
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June 10, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2003 (REGISTRATION NO. 333-89330)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting New Tech Brake Corp. (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on April 4, 2003 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,



/s/ Yvon Rancourt
----------------------
Yvon Rancourt,
President, Chief Executive Officer,
Chief Operating Officer and
Chairman